news release

Zi Corporation’s Qix Tops the Charts with Music Search

Unique Feature to be Sweet Music for ARPU Hungry Operators

CALGARY, AB, May 30, 2006 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that its Qix™ on-device search and discovery engine now includes unique music search capabilities designed to increase ARPU (average revenue per user) for operators. This advanced version of Qix will be unveiled at the PMN Mobile User Experience (MEX) conference today in London.

Following its launch last year and a highly successful Virgin Mobile UK trial which revealed improved ARPU results, Qix can now find music files. With the ever increasing popularity of mobile music downloads worldwide, Frost and Sullivan expect mobile music revenues to reach around $725 million by 2009. The introduction of successful music-centric mobile phones, such as the Sony Walkman line, is an example of devices addressing the market.

With only a few key presses from the dialing screen, users can search for music with Qix by a specific song title such as Staying Alive or Sweetest Thing, by artist’s name such as Robbie Williams or Ray Charles, or by user created play lists such as DanceTrax. Qix encourages greater ARPU by significantly reducing the number of key presses needed to access a phone’s full set of features, thereby enhancing the user experience for the subscriber and driving service usage and adoption. Qix uses real time, intelligent indexing and predictive technologies that enable search immediately upon pressing a key.

"Qix has proven to reduce the navigation effort required by users thus enhancing the users’ access and appetite for downloading content. The boom in music downloads is a prime example of this vast market potential and we are tremendously excited by what Qix can now offer to users and their revenue hungry service providers – the network operators," commented Milos Djokovic, President and Chief Executive Officer of Zi Corporation.

The MEX event, where Zi will be premiering this advanced version of Qix, brings together the brightest minds in mobile telecoms, media and design for two days of creative thinking, debate and networking. MEX will be held at one of London’s architectural landmarks, The Great Eastern Hotel, from May 31 – June 1, 2006.

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A key agenda theme of the event will be usage of mobile data services and how usage can be increased by new input and interface technologies, an area where Zi’s expertise is already well known. Jacques LaPointe, Director of Product Management at Zi Corporation, will speak in the session entitled Interacting with the real world at 11:00 AM on the second day of the event.

The full agenda and conference details can be viewed at www.pmn.co.uk/mex/.

To arrange a brief introduction with Zi’s senior personnel at the event please contact Bethany Caldwell or Brian Dolby at +44(0)1159486901 or at bethany@gbcspr.com or brian@gbcspr.com.

About Qix
Qix is a compelling new on-device search and discovery engine that sits on top of user-platform environments and operating systems. Qix provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via a phone's built-in menu structure. Qix intuitively accesses a phone's features directly from the idle/dialing screen using the standard keypad. Visit www.zicorp.com/qix for more product information.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry; eZiType™ for keyboard prediction with auto-correction; Decuma® for predictive pen-input handwriting recognition; and the Qix service discovery engine to enhance the user experience and drive service usage and adoption. Zi’s product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission.

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Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap, eZiText and eZiType are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR (European media)
Brian Dolby or Bethany Caldwell
brian@gbcspr.com / bethany@gbcspr.com
+44 (0) 115 948 6901

Schwartz Communications (North American media)
Keith Giannini
zicorp@schwartz-pr.com
(781) 684-0770

Allen & Caron Inc. (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

Intelligent Interface Solutions